SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

American Telstar, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

03019V 104

(CUSIP Number)

Darren Ofsink, Esq.
Guzov Ofsink, LLC
900 Third Avenue, 5th Floor
New York, New York 10022
Tel. No. (212) 371-8008

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

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CUSIP No. 03019V 104	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sky Harmony Ecological Technology Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,473,808
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,473,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0%
14	TYPE OF REPORTING PERSON CO

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hexi Feng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chinese
NUMBER OF	7	SOLE VOTING POWER 7,473,808
SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,473,808
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 83.0%
14	TYPE OF REPORTING PERSON IN

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Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the common stock, par value $.0001 per share (the “Common Stock”) of American Telstar, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive office is located at Fengshou Road West, Jiefang District, Jiaozuo, Henan Province, PRC 454000.

Item 2. Identity and Background.

(a)	This report is filed jointly by each of the following persons (the “Reporting Persons”):

(i)           Sky Harmony Ecological Technology Limited (“Sky Harmony”); and

(ii)           Hexi Feng, the CEO and director of the Issuer and the sole director of Sky Harmony

(b)
The place of organization of Sky Harmony is the British Virgin Islands. The address of the principal office of Sky Harmony is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.  The address of Hexi Feng is: Fengshou Road West, Jiefang District, Jiaozuo, Henan Province, PRC 454000.

(c)
The principal business of Sky Harmony is acting as a holding company. The principal occupation of Hexi Feng is Chief Executive Officer and director of the Issuer. The principal business address of the Issuer is: Fengshou Road West, Jiefang District, Jiaozuo, Henan Province, PRC 454000.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

(f)	Hexi Feng is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On February 11, 2011, the Issuer entered into a Share Exchange Agreement with China Agricorp, Inc. (“Agricorp”) and the stockholders of China Agricorp (the “Agricorp Stockholders”) (the “Share Exchange Agreement”).  Pursuant to the Share Exchange Agreement, Sky Harmony, as a shareholder of Agricorp, received a total of 7,473,808 shares of Common Stock in exchange for the 7,473,808 shares of Agricorp that it used to hold.

Pursuant to certain Call Option Agreements, as amended, between Sky Harmony and the following persons, each of the following persons has been granted an option, subject to the satisfaction of certain conditions, to purchase from Sky Harmony over the course of approximately two years for $.0001 per share, the total number of shares of the Issuer’s Common Stock held by Sky Harmony set forth after the name of the person:  Hexi Feng – 7,070,972; Baozhong Zhao – 57,548; Jun Xu – 57,548; Suozeng Chen – 57,548; Suping Wang – 57,548; Tianxiang Zhang – 57,548; Xiaofang Xie – 57,548; and Zhenxing Zhang – 57,548. The conditions and the percentage of the total number of shares subject to the option that would vest upon satisfaction of the condition are as follows:

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·	entry by Mr. Hexi Feng and the Issuer into a binding employment agreement for a term of not less than five years for Mr. Feng to serve as an officer of the Issuer – 25%

·
The Issuer  and its subsidiaries achieving not less than $5,000,000 in total gross revenue, as determined under United States Generally Accepted Accounting Principles consistently applied (“US GAAP”) for the fiscal year ending December 31, 2010;  – 25%

·	The Issuer and its subsidiaries achieving not less than $7,000,000 in total gross revenue, as determined under US GAAP, for the fiscal year ending December 31, 2011; – 25%

·	The Issuer and its subsidiaries achieving not less than $5,000,000 in total gross revenue, as determined under US GAAP, for the six months ending June 30, 2012. – 25%

In addition, pursuant to a voting proxy dated August 26, 2010, as amended, Hexi Feng has the right to vote all of the shares of the Issuer’s Common Stock held by Sky Harmony with respect to all matters to be voted on at any meetings of stockholders, or by written consents of the shareholders of the Issuer.

The 7,473,808 shares of the Issuer’s Common Stock held by Sky Harmony were deposited with Robert Brantl, Esq., as collateral agent (the “Collateral Agent”) under a Stock Pledge Agreement dated as of August 26, 2010 between Agricorp, Sky Harmony and certain investors, as amended (the “Stock Pledge Agreement”). The voting proxy held by Hexi Feng is also subject to the rights of the Collateral Agent in the event of a default under the Stock Pledge Agreement.

Item 4. Purpose of Transaction.

The purpose of the Share Exchange Agreement was for the Issuer is to acquire the control of Agricorp, which further controls Jiaozuo Yida Vegetable Oil Co., Ltd. (“Yida”), a PRC operating company in the edible vegetable oil industry, through a series of contractual arrangements.

As a result of the closing of the Share Exchange Agreement, the Issuer ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act and the Issuer has effectively acquired the control of Yida.

In connection with the closing of the Share Exchange Agreement on February 11, 2011, Lisa Guise resigned as President of the Issuer. Also on February 11, 2011, in connection with the closing of the Share Exchange Agreement and the reverse acquisition, Hexi Feng, one of the Reporting Persons, was appointed as a director of the Issuer, and he was elected by the board of directors to be President and Chief Executive Officer of the Issuer.

For more details of the change in control of the Issuer, please refer to Item 5.01 of the Issuer’s Current Report on Form 8-K, filed with the SEC on February 14, 2011.

Except as set forth herein, none of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

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(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, the Reporting Persons beneficially own an aggregate of 7,473,808 shares of the Issuer’s Common Stock which represents approximately 83.0% of the Issuer’s outstanding Common Stock.

(b)
Sky Harmony directly owns 7,473,808 shares of Common Stock of the Issuer as described in this report. Hexi Feng may be deemed to hold sole voting power over all of these 7,473,808 shares by virtue of the voting proxy held by him, dated August 26, 2010, as amended.

Pursuant to certain Stock Pledge Agreement dated as of August 26, 2010 between Agricorp, Sky Harmony and certain investors, as amended (the “Stock Pledge Agreement”), the 7,473,808 shares of Common Stock held by Sky Harmony were deposited with Robert Brantl, Esq., as collateral agent (the “Collateral Agent”). The voting proxy held by Hexi Feng is also subject to the rights of the Collateral Agent in the event of a default under the Stock Pledge Agreement.

(c)	Except as described in Sections 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)
To the best knowledge of each of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 7,473,808 shares of Common Stock reported in Item 5(a), except for as disclosed in Item 5(b) immediately above.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement, Call Option Agreements and Stock Pledge Agreement described above.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement between Sky Harmony and Hexi Feng.
2.	Share Exchange Agreement, dated as of February 11, 2011 between the Issuer, Agricorp, and the shareholders of Agricorp.*
3.	Form of Amended and Restated Call Option Agreement between Sky Harmony and Optionees, dated as February 11, 2011.*
4.	Form of Stock Pledge Agreement, dated August 26, 2010, among Agricorp, Sky Harmony and certain investors, as amended.

* Incorporated by reference to the exhibits to the Issuer’s Current Report on Form 8-K filed with the SEC on February 14, 2011.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

SKY HARMONY ECOLOGICAL TECHNOLOGY LIMITED

Date: March 7, 2011	By:	/s/ Hexi Feng
Name: Hexi Feng
Title: Director

Date: March 7, 2011	By:	/s/ Hexi Feng
Name: Hexi Feng

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EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of American Telstar, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement 3rd day of March, 2011.

SKY HARMONY ECOLOGICAL TECHNOLOGY LIMITED

By:	/s/ Hexi Feng
Name: Hexi Feng
Title: Director

By:	/s/ Hexi Feng
Name: Hexi Feng

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EXHIBIT 4

STOCK PLEDGE AGREEMENT

THIS STOCK PLEDGE AGREEMENT (this "Agreement") is made and entered into effective as of the 26th day of August, 2010, by and among China Agricorp, Inc., a Nevada corporation (the “Company”), the stockholders of the Company listed on Schedule 1 attached hereto (each, a “Pledgor” and collectively, the “Pledgors”), the investors listed on Schedule 2 attached hereto (collectively, the “Secured Parties”), and Robert Brantl, Esq. as collateral agent for the Secured Parties (“Collateral Agent”).

BACKGROUND

A.    Each Secured Party entered into a Subscription Agreement (with respect to each such Secured Party, the “Subscription Agreement”) with the Company pursuant to which the Secured Party subscribed to purchase from the Company a 10% convertible promissory note (each, a “Note”).

B.    Each Pledgor owns the number of shares of the Company’s common stock (the “Common Stock”) forth opposite the name of such Pledgor on Schedule 2 (collectively, the “Shares”), and will derive direct and indirect economic benefits from the transactions contemplated under each Subscription Agreement.

C.    As condition to each Secured Party’s obligation to purchase a Note pursuant to its Subscription Agreement, and in consideration of the benefits which will accrue to the Pledgors as a result thereof, each Pledgor has guaranteed the Company’s obligations under the Notes pursuant to a Non-Recourse Guaranty, dated the date hereof, in favor of the Secured Parties (the “Guaranty”).

D.    In order to secure the timely payment and performance of all of the Pledgor’s obligations and liabilities under the Guaranty, including, without limitation, all fees, costs, and expenses in connection with any collection actions related thereto (collectively, the “Obligations”), each of the Pledgors desires to grant the Secured Parties a perfected and continuing security interest in such Pledgor’s Shares.

E.    The continuing Security Interest, as hereinafter defined, in the Shares shall be evidenced by this Agreement.  With respect to the Company and each Secured Party, capitalized terms used but not defined in this Agreement have the meanings set forth in such Secured Party’s Subscription Agreement.

F.    The Secured Parties have appointed the Collateral Agent as representative of and agent for the Secured Parties for purposes of possession of the Shares pledged hereunder.

NOW, THEREFORE, for and in consideration of the mutual promises and covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Recitals.  The parties hereto agree that the aforementioned  recitals, together with the definitions set forth therein and in the preamble to this Agreement, are hereby incorporated into this Agreement by this reference.

2. Additional Shares.  All references to the Shares shall be appropriately adjusted to reflect any stock split, distribution, recapitalization or other similar arrangement affecting the Shares after the date of this Agreement.  In the event that a Pledgor receives, or becomes entitled to, any property (whether real or personal, tangible or intangible) in connection with, related to, or in exchange for his Shares in any way, then any such property shall be considered Shares under this Agreement.  Each Pledgor covenants that he shall promptly deliver to the Collateral Agent any such additional Shares received prior to the Termination Date (defined herein).  The Company agrees that, if prior to the Termination Date, it distributes any shares, dividends, or other property to its shareholders, it will deliver any such property due to a Pledgor to the Collateral Agent instead.

3. Creation of Security Interest.  Each Pledgor hereby affirms, acknowledges, ratifies, grants and assigns in favor of the Secured Parties a first, prior and sole lien and security interest (the "Security Interest") in such Pledgor’s Shares, in all accessions, substitutions, replacements and proceeds thereof, including, without limitation, whether by law, merger, exchange or otherwise, and in all certificates or other instruments evidencing the same, to secure the Obligations.

4.  Perfection of Security Interest.  The Security Interest in the Shares shall be perfected by the Secured Parties, or the Collateral Agent, as agent for the Secured Parties, taking possession of the certificates representing the Shares (the “Certificates”).  Simultaneously with the execution of this Agreement, each Pledgor is delivering to the Collateral Agent the Certificates evidencing his Shares, accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Secured Parties.

5. Proxy.  Each Pledgor hereby irrevocably constitutes and appoints the Collateral Agent, as agent for the Secured Parties, whether or not the Shares have been transferred into the name of the Secured Parties, as such Pledgor's proxy and attorney-in-fact with respect to his Shares, with full power to (a) attend meetings of the holders of the Common Stock held after the date of this Agreement, and to vote the Shares at those meetings in such manner as such attorney-in-fact shall, in his sole and absolute discretion, deem appropriate, (b) consent or withhold consent, in the sole and absolute discretion of such attorney-in-fact, to any action for which consent of the shareholders of the Company is or may be necessary or appropriate, and (c) do all things and exercise all rights, powers, privileges  and remedies to which an owner of the Shares would be entitled, giving and granting unto such attorney-in-fact full power of substitution and revocation.  Notwithstanding the provisions contained in the preceding sentence (hereinafter referred to as the "Proxy Rights"), neither the Collateral Agent, nor the Secured

Parties, nor any of them, shall have the right to perform, exercise, take or assert any of the Proxy Rights unless and until there shall have occurred an Event of Default (as that term is defined below).  Except upon the occurrence and during the continuation of an Event of Default, each Pledgor shall be entitled to exercise any and all voting and/or consensual rights and powers accruing to an owner of the Shares or any part thereof for any purpose.  Each Pledgor hereby revokes all proxies heretofore given and agrees not to grant any proxy to any person or persons with respect to his Shares other than as granted herein for so long as this Agreement is in force.  The appointment of the Secured Parties and the Collateral Agent as proxy and attorney-in-fact is coupled with an interest and shall be irrevocable until all of the Obligations have been satisfied.  The Proxy Rights shall be effective, automatically and without the necessity of any action (including any transfer of any Shares on the record books of the Company) by any person (including the Company or any officer or agent thereof), upon the occurrence and during the continuance of an Event of Default.  Notwithstanding the foregoing, neither the Collateral Agent nor any Secured Party shall have any duty to exercise any Proxy Right or to preserve the same and shall not be liable for any failure to do so or for any delay in doing so.

6. Ordinary Care by the Secured Parties.  The Secured Parties and/or the Collateral Agent shall use ordinary care in the custody and preservation of the Shares in their possession.

7. Event of Default.  An event of default shall occur upon the happening of any of the following (each, an “Event of Default”):

(a) A breach of the Guaranty or this Agreement by a Pledgor  which, if capable of being cured, is not cured within five (5) Business Days after written notice thereof to such Pledgor;

(b) An Event of Default under the Notes; or

(c) The transfer or encumbrance, by any means, of any of the Shares or any interest in the Shares other than in favor of the Secured Parties.

8. Remedies.  Upon the occurrence and during the continuation of an Event of Default, the Collateral Agent, acting on behalf of the Secured Parties, shall be entitled to exercise all of the rights, powers and remedies (whether vested in him by this Agreement or by law) for the protection and enforcement of the rights of the Secured Parties in respect of the Shares, and shall also be entitled, without limitation, to:

(a) at his option, without notice to or demand upon any Pledgor, transfer and register the Shares in his name or in the Secured Parties’ own names (or in the names of their respective nominees), on a pro rata or any other basis agreed to by the Secured Parties, and to exchange certificates or instruments representing or evidencing Shares for certificates or instruments of smaller or larger denominations;

(b) exercise all the rights and remedies of a secured party under the Uniform Commercial Code ("UCC") in effect in the State of New York at the time, including the right to sell the Shares at public or private sale as provided by and in accordance with the UCC;

(c) collect, receive and retain all sums owing the Pledgors on the Shares and endorse or execute for such purpose in the name of the Pledgors any instrument of payment or release received with respect thereto, such endorsement and execution to be effective as that of the Pledgors for all purposes, and to collect, receive and retain all dividends and other distributions made on the Shares; and

(d) vote any or all of the Shares (whether or not transferred into the name of the Secured Parties) and give all consents, waivers and ratifications in respect of the Shares and otherwise act with respect thereto as though he were the outright owner thereof.

9. Covenants of each Pledgor.  During the term of this Agreement:

(a) No Pledgor shall sell, assign, transfer, hypothecate, or otherwise dispose of, grant an option or other right with respect to, or mortgage, pledge or otherwise encumber his Shares or any interest therein, or contract to do any of the foregoing.

(b) No Pledgor shall take any action with respect to his Shares that is inconsistent with the provisions or purpose of this Agreement or that would adversely affect the rights of Secured Parties or the Collateral Agent under this Agreement.  Without limiting the foregoing, (i) each Pledgor agrees to the maximum extent permitted by applicable law that following the occurrence and during the continuance of an Event of Default he will not at any time plead, claim or take the benefit of any appraisal, valuation, stay, extension, moratorium or redemption law now or hereafter in force in order to prevent or delay the enforcement of this Agreement, or the absolute sale of any or all of the Shares or the possession thereof by any purchaser at any sale hereunder, and such Pledgor waives the benefit of all such laws to the extent he lawfully may do so, and (ii) each Pledgor agrees that he will not interfere with any right, power and remedy of the Collateral Agent or the Secured Parties provided for in this Agreement or now or hereafter existing at law or in equity or by statute or otherwise, or the exercise or beginning of the exercise by the Collateral Agent or the Secured Parties of any one or more of such rights, powers or remedies.

(c) Each Pledgor will, at his expense, promptly execute, acknowledge and deliver all such instruments and take all such actions as the Secured Parties or the Collateral Agent from time to time may reasonably request in order to ensure to the Secured Parties the benefit of the Security Interest in and to the Shares intended to be created by this Agreement, including the filing of any necessary financing statements, which may be filed by the Collateral Agent or any Secured Party with or (to the extent permitted by law) without the signature of such Pledgor, and will cooperate with the Secured Parties and the Collateral Agent, at such Pledgor’s expense, in obtaining all necessary approvals and making all necessary filings under federal, state, local or foreign law in connection with the Security Interest or any sale or transfer of the Shares.

(d) Each Pledgor will defend the title to his Shares and the Security Interest of the Secured Parties in his Shares against the claim of any person or entity, and will maintain and preserve such Security Interest.

10. Limited Responsibilities of the Collateral Agent.

(a) The rights of the Secured Parties in the Shares may be exercised by the Collateral Agent as agent for Secured Parties.  In such capacity, from time to time and at any time, Collateral Agent may, in the Collateral Agent’s sole discretion, take any and all actions, exercise any and all rights and remedies, give any and all waivers and forbearances, and make any and all determinations and elections that the Secured Parties are entitled to exercise under this Agreement and the Notes.  The Collateral Agent shall exercise his authority herunder within his sole discretion, and shall not be subject to the direction or discretion of any Secured Party.  Each Pledgor will be entitled to rely solely on the actions of Collateral Agent as binding all Secured Parties.

(b) The Collateral Agent shall not be a fiduciary of any Secured Party and shall have no obligation to the Secured Parties other than an obligation of ordinary care.  The Collateral Agent shall have no obligation to undertake any investigation of facts, notwithstanding the occurrence of evidence of a default in the Obligations, but may rely entirely on the information provided to him by the other parties to this Agreement.

(c) The Collateral Agent may rely conclusively on, and shall be protected in acting upon, any document or instrument delivered to him by the Company or by any third party and believed by the Collateral Agent in good faith to be genuine.

(d) The Company agrees to save harmless, defend and indemnify the Collateral Agent against all claims, costs, damages, judgments, attorneys' fees, expenses, obligations, taxes, assessments, liabilities, actions, suits or charges made against the Collateral Agent by reason of any act or omission to act by him hereunder or in connection with any of the transactions contemplated hereby and against any loss he may sustain in carrying out the terms of this Agreement, other than as a result of his gross negligence or willful misconduct.

(e) The Collateral Agent shall have no duties or obligations under this Agreement except as expressly set forth herein, shall be responsible only for the performance of such duties and obligations, shall not be required to take any action other than in accordance with the terms hereof and shall not be in any manner liable or responsible for any loss or damage arising by reason of any act or omission to act by him hereunder or in connection with any of the transactions contemplated hereby, including, but not limited to, any loss that may occur by reason of forgery, false representations, the exercise of his discretion in any particular manner or for any other reason except for his gross negligence or willful misconduct.  In particular, the Collateral Agent shall incur no liability to any Secured Party by reason of his failure to enforce any remedy hereunder or the manner in which he enforces any remedy hereunder unless his conduct is reckless or he derives a personal benefit from the misconduct.

(f) The Collateral Agent shall not be bound by any notice of, or demand with respect to, any waiver, modification, amendment, termination, cancellation, rescission or supersession of this Agreement, unless the same shall be in writing and signed by all parties hereto.  In the event of any controversy or dispute arising hereunder or with respect to the construction hereof or any action to be taken by the Collateral Agent hereunder, the Collateral Agent shall incur no liability from any action or omission to act by him in good faith.  The Collateral Agent shall not be personally liable for any act the Collateral Agent may do or omit to do hereunder as the Collateral Agent while acting in good faith, and any act done or omitted by the Collateral Agent pursuant to the advice of the Collateral Agent’s attorneys-at-law shall be conclusive evidence of such good faith.

(g) If the Collateral Agent receives a notice from any party that a dispute exists with respect to the delivery and/or ownership or right of possession of the Shares, the Collateral Agent shall retain the Shares in his possession and shall deliver such Shares in accordance with the joint written instructions of the Pledgors and the Secured Parties or a final order, decree or judgment of a court of competent jurisdiction.  The Collateral Agent shall be under no duty whatsoever to institute or defend any such proceedings with respect to any Shares.

(h) The Collateral Agent may resign and be discharged of his duties hereunder at any time by giving written notice to all of the parties hereto.  Such resignation shall take effect twenty (20) days after the giving of such notice or upon the earlier receipt by the Collateral Agent of an instrument of acceptance executed by a successor collateral agent and upon delivery by the Collateral Agent of the Shares to such successor.  The Collateral Agent shall also be discharged of his duties and obligations hereunder upon deposit in a court of competent jurisdiction, as provided in Section 16(a) hereof, of the Shares then held by him hereunder and any other documents, instruments or funds then held by the Collateral Agent hereunder.

(i) The Collateral Agent shall be entitled to employ such legal counsel and other experts as the Collateral Agent may deem necessary to advise the Collateral Agent in connection with the Collateral Agent’s duties hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation therefore.  The Company shall reimburse the Collateral Agent for all such expenses upon invoice.

11. Notice by Company to Collateral Agent.  The Company shall give the Collateral Agent prompt written notice of any of the following events:

-	The payment of interest on the Notes;

-	Receipt by the Company from any Secured Party of a notice of default under any Note;

-	The occurrence of an Event of Default under any Note;

-	The conversion of any Note into any other security;

-	The satisfaction in full of any Note;

-	The transfer of any Note on the Company’s transfer records; or

-	The occurrence of any event of the character described in Section 2 of this Agreement.

12. Collateral Agent Fees and Expenses.  As compensation for all services prior to any Event of Default, the Company shall pay the Collateral Agent a fee of $2500, which shall be due and payable upon the execution of this Agreement and the closing of a sale of a Note.  From and after the occurrence of an Event of Default (unless cured prior to the initiation of remedial action), the Company shall pay the Collateral Agent a fee of $375 per hour (pro rata for partial hours) for any services performed by the Collateral Agent on behalf of the Secured Parties.  The Company shall also reimburse the Collateral Agent for any out-of-pocket expenses incurred by him in connection with his performance of services as Collateral Agent.  All such payments shall be due upon the Company’s receipt of an invoice from the Collateral Agent.  In order to secure the Company’s obligations to the Collateral Agent, the Company shall, upon the closing of the offering of the Notes, deliver to the Collateral Agent a wire transfer in the amount of $7,500, which shall serve as a refundable advance fee.  The Collateral Agent shall hold the fee in escrow until it is earned pursuant to this Agreement.  Upon rendering any invoice to the Company for services or expenses, the Collateral Agent will drawn from his escrow account in payment of the invoice any amount of the refundable advance remaining in escrow, but upon liquidation of the refundable advance the Company shall thereafter pay all invoiced amounts when due.

13. Termination of this Security Interest and Agreement.  This Agreement and the Security Interest created hereby shall terminate immediately on the satisfaction of all of the Obligations (the “Termination Date”), and the Collateral Agent shall then immediately thereafter return to the Pledgors all certificates, and related stock powers, with respect to the Shares in his possession or control.

14. Equitable Relief.  Each Pledgor agrees that a breach of any of its covenants contained in this Agreement will cause irreparable injury to the Secured Parties, that the Secured Parties shall have no adequate remedy at law in respect of such breach and, as a consequence, agrees that each and every covenant of such Pledgor contained in this Agreement shall be specifically enforceable against such Pledgor, and such Pledgor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that the Obligations are not then due and payable in accordance with the agreements and instruments governing and evidencing such Obligations.

15. Pledgor’s Obligations Not Affected.  The obligations of each Pledgor under this Agreement shall remain in full force and effect without regard to, and shall not be impaired or affected by (a) any subordination, amendment, extension, renewal, or modification of, or addition or supplement to, any Subscription Agreement, the Notes, the Guaranty, any other Transaction Document, or the Obligations, or any assignment or transfer of any thereof; (b) any exercise or non-exercise by the Secured Parties of any right, remedy, power or privilege under or in respect of this Agreement, any Subscription Agreement, the Notes, the Guaranty, any other Transaction Document, or the Obligations, or any waiver of any such right, remedy, power or privilege; (c) any waiver, consent, extension, indulgence or other action or inaction in respect of this Agreement, any Subscription Agreement, the Guaranty, the Obligations, or the Notes or the other Transaction Documents; (d) any lack of validity or enforceability of the Notes, any Subscription Agreement, any other Transaction Document or any other agreement or instrument governing or evidencing any Obligations, (e) any bankruptcy, insolvency, reorganization, arrangement, readjustment, composition, liquidation or the like, of a Pledgor, a Secured Party, or the Company, or the making by the Company, a Secured Party or a Pledgor of an assignment for the benefit of creditors, (f) the existence or continuance, or discontinuance, of the Company as a legal entity; (g) the death or incompetency of a Pledgor, or the termination of modification of a Pledgor’s relationship with the Company; or (h) the acceptance, alteration, release or substitution by a Secured Party (or the Collateral Agent) of any security for the Obligations, whether provided by the Company, Guarantor or any other person, whether or not such Pledgor shall have notice or knowledge of any of the foregoing.

16. Miscellaneous Provisions.

(a) Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed in the State of New York.  The parties hereto irrevocably consent to the jurisdiction of the United States federal courts and state courts located in the State of New York and County of New York in any suit or proceeding based on or arising under this Agreement or the transactions contemplated hereby and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts.  Each party hereto irrevocably waives the defense of an inconvenient forum to the maintenance of such suit or proceeding in such forum.  Each party further agrees that service of process mailed by the first class mail in accordance with paragraph (l) below shall be deemed in every respect effective service of process in any suit or proceeding arising hereunder.  Nothing herein shall affect the right of a party hereto to serve process in any other manner permitted by law.  The parties hereto agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.  The parties hereto irrevocably waive any right to a trial by jury under applicable law.

(b) Effect of Invalidity of Particular Provisions.  The unenforceability or invalidity of any provision or provisions of this Agreement shall not render any other provision or provisions herein contained unenforceable or invalid.

(c) Cumulative Rights, Powers and Remedies.  The rights, powers and remedies given to the Secured Parties (and the Collateral Agent as agent for the Secured Parties) by this Agreement shall be in addition to all rights, powers and remedies given the Secured Parties by virtue of any statute or rule of law.

(d) Waiver.  Any forbearance, failure, or delay by the Secured Parties in exercising any right, power or remedy under this Agreement shall not be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy, under this Agreement shall not preclude the further exercise thereof; and every right, power and remedy of the Secured Parties shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by the Collateral Agent or the Secured Parties.

(e) Binding Effect; Assignment.  This Agreement shall be binding upon the heirs, executors, personal representatives, and successors of the Pledgors and shall inure to the benefit of the Secured Parties, all future holders of the Notes (or any note or other instrument issued in substitution or replacement thereof), and their respective heirs, executors, and personal representatives, successors and assigns.  The Pledgees may not assign, sell, hypothecate or otherwise transfer any interest in or obligation under this Agreement.

(f) Entire Agreement.  This Agreement constitutes the entire agreement among the parties with respect to the subject matter of this Agreement, and supersedes all agreements, representations, warranties, statements, promises and understandings with respect to such subject matter.  No party hereto has in any way relied, nor shall in any way rely, upon any oral or written agreements, representations, warranties, statements, promises or understandings not specifically set forth herein.

(g) Amendments.  Neither this Agreement nor any term hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the Pledgors and the Secured Parties (or the Collateral Agent acting on their behalf).

(h) Headings.  The headings in this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

(i) Further Assurances.  The parties hereto agree that they shall sign such additional and supplemental documents to implement the transactions contemplated pursuant to this Agreement when requested to do so by any party to this Agreement.

(j) Counterparts and Execution.  This Agreement may be executed in counterparts, each of which shall be regarded as the original and all of which shall constitute one and the same agreement.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid binding obligation of the party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature were the original thereof.

(k) Reinstatement.  This Agreement shall remain in full force and effect and continue to be effective should any petition be filed by or against a Pledgor for liquidation or reorganization, should a Pledgor become insolvent or make an assignment for the benefit of any creditor or creditors, or should a receiver or trustee be appointed for all or any significant part of a Pledgor’s assets, and shall continue to be effective or be reinstated, as the case may be, if at any time payment and performance of the Obligations, or any part thereof, is, pursuant to applicable law, rescinded or reduced in amount, or must otherwise be restored or returned by any obligee of the Obligations, whether as a “voidable preference,” “fraudulent conveyance,” or otherwise, all as though such payment or performance had not been made.  In the event that any payment, or any part thereof, is rescinded, reduced, restored or returned, the Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

(l) Notices.  Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and shall be delivered personally, by nationally-recognized overnight courier for next Business Day delivery, or by facsimile machine confirmed telecopy to, in the case of any Pledgor, the address of such Pledgor set forth on such Pledgor’s signature page hereto and, in the case of the Collateral Agent, Robert Brantl, Esq., 52 Mulligan Lane, Irvington, NY 10533-1106 (telephone:  914-693-3026; fax:  914-693-1807) (or to such other address as a party may designate by written notice in accordance with the provisions of this Section), and will be deemed given and effective on the earliest of (i) the date of transmission if such notice or communication is delivered by fax prior to 5:30 p.m. (Eastern Time) on a Business Day, (ii) the next Business Day after the date of transmission if such notice or communication is delivered via fax on a day that is not a Business Day or later than 5:30 p.m. (Eastern Time) on a Business Day, (iii) the 1st Business Day after the date of mailing if sent by U.S. nationally recognized overnight courier service for next Business Day delivery, or (iv) upon actual receipt by the party to whom such notice is required to be given.

17. Representations, Warranties and Covenants of Pledgor.  Each Pledgor represents, warrants and covenants to the Secured Parties as follows:

(a) Such Pledgor is the record and beneficial owner of, and has good and marketable title to, his Shares pledged hereunder, free of any and all liens, charges, encumbrances and security interests of every kind and nature;

(b) Such Pledgor has good right and legal authority to pledge the Shares owned by such Pledgor in the manner hereby done or contemplated;

(c) No authorization, approval, or other action by, and no notice to or filing with, any third party, governmental authority or regulatory body is required for the validity of the pledge by such Pledgor of his Shares pursuant to this Agreement or for the execution, delivery or performance of this Agreement by such Pledgor;

(d) This Agreement constitutes the legal, valid and binding obligation of such Pledgor, enforceable against such Pledgor in accordance with its terms, and the pledge and security interest effected hereby is effective to vest in the Secured Parties the rights in such Pledgor’s Shares as set forth herein;

(e) There are no existing purchase agreements, warrants, options, or other rights, agreements, arrangements or commitments of any character (whether or not exercisable), or obligations (whether formal or informal, written or oral, firm or contingent) or restrictions of any nature (other than restrictions on transferability under federal securities laws), relating to such Pledgor’s Shares;

(f) Such Pledgor is not a party to any agreement, arrangement or understanding, written or oral, creating rights in respect of any his Shares in any person or entity or relating to the voting of his Shares; and

(g) Such Pledgor’s Shares represent such Pledgor’s entire ownership interest in the Company.

All representations, warranties and covenants made by each Pledgor contained in this Agreement shall survive the execution, delivery and performance of this Agreement until the Termination Date.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

CHINA AGRICORP, INC.

By:	/s/ Hexi Feng
Name:	Hexi Feng
Title:	President and Chief Executive Officer

PLEDGORS:
See attached Signature Pages

SECURED PARTIES
See attached Signature Pages

COLLATERAL AGENT:
/s/ Robert Brantl, Esq.
Robert Brantl

PURCHASER SIGNATURE PAGE TO  STOCK PLEDGE AGREEMENT

IN WITNESS WHEREOF, the parties have executed this Stock Pledge Agreement as of the date first written above.

NAME OF INVESTING ENTITY

By:	/s/
Name:
Title:

PLEDGOR SIGNATURE PAGE TO  STOCK PLEDGE  AGREEMENT

The Pledgor signing below represents that:

(a)	the Pledgor’s representations and warranties contained in this Agreement are complete and accurate and may be relied upon by the Secured Parties and the Collateral Agent;

(b)	the Pledgor will notify the Collateral Agent immediately of any change in any of such representations and warranties, as well as any change to the information contained in this signature page;

(c)
the Pledgor hereby accepts and adopts the provisions of this Agreement and agrees to be bound thereby; and the Pledgor hereby assumes and agrees to satisfy and discharge, as applicable, any and all obligations applicable to the Pledgor under the Agreement;

(d)
the Pledgor has delivered the Certificates evidencing his Shares, accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to the Secured Parties Shares to the Collateral Agent; and

(e)	the Pledgor agrees to execute such further and other assurances and to do such other acts as may reasonably be required to implement the intentions of the Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Agreement on this 26th day of August, 2010.

Name of Pledgor: Sky Harmony Ecological Technology Limited

Address of Pledgor:  P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

        /s/ Hexi Feng__________________
        Signature of Pledgor

Schedule 1

Name of Pledgor	Number of Shares Pledged
Sky Harmony Ecological Technology Limited	7,473,808 shares

Schedule 2
List of Investors

ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, New York 10533-1106

February 11, 2011

Sky Harmony Ecological
    Technology Limited
Fengshou Road West
Jiefang District
Jiaozuo, PRC 454000

Gentlemen:

Reference is made to the Stock Pledge Agreements, dated August 26, 2010 and September 30, 2010 (the “Pledge Agreements”) between us and the secured parties named therein (the “Secured Parties”). Pursuant to the Pledge Agreements the undersigned, as collateral agent for the Secured Parties, is holding a certificate for 7,473,808 shares of Agricorp common stock registered in the name of Sky Harmony Ecological Technology Limited (“Sky Harmony”) (the “Sky Harmony Agricorp Shares”).

The undersigned has been informed that American Telstar, Inc., a Nevada corporation (“Telstar”), China Agricorp, Inc. (“Agricorp”) and all of the shareholders of Agricorp, including Sky Harmony have entered into a Share Exchange Agreement dated as of the date hereof (the “Share Exchange Agreement”) pursuant to which all of the outstanding shares of common stock of Agricorp will be transferred to Telstar in exchange for an equivalent number of shares of common stock to be issued to each shareholder. A copy of the Share Exchange Agreement is attached hereto.

In accordance with and pursuant to Section 10(a) of the Pledge Agreements, the undersigned hereby agrees that, notwithstanding anything to the contrary contained in the Pledge Agreements, the Sky Harmony Agricorp Shares may be assigned, sold and transferred to Telstar pursuant to the Share Exchange Agreement in exchange for the issuance to Sky Harmony of 7,473,808 shares of common stock of Telstar (the “Sky Harmony Telstar Shares”) and, upon delivery to the undersigned of a certificate or certificates representing the Sky Harmony Telstar Shares together with duly executed instruments of transfer or assignment of such shares in blank, the undersigned shall deliver to Guzov Ofsink, LLC, 900 Third Avenue, New York, New York 10022, Attn: Stephanie Lin, Esq., all of the Sky Harmony Agricorp Shares as well as all related stock powers held by the undersigned.

The undersigned further agrees that the Pledge Agreements are hereby amended so that  all references to “Shares” shall mean the Sky Harmony Telstar Shares. Except as amended hereby ,the Pledge Agreements shall remain in full force and effect.

Please indicate your agreement with all of the foregoing by signing in the appropriate place below and returning to the undersigned one copy of this letter.

Very truly yours,

/s/ Robert Brantl, Esq.
Robert Brantl, Esq.

TERMS AGREED TO:

SKY HARMONY ECOLOGICAL TECHNOLOGY LIMITED

By:	/s/ Hexi Feng
Hexi Feng
Title